1026459

2-27-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) February 27, 2002

Aramex International Limited
(Translation of registrant's name into English)

P.O. Box 960913, Amman, 11196, Jordan
(Mailing Address)

2 Badr Shaker Alsayyab Street
Um Uthayna, Amman, Jordan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aramex International Limited

Dated: March 6, 2002

By: ____________________

Name: FADI GHANDOUR

Title: CEO

Rasmala Distribution (Bermuda) Limited
Emirates Towers Offices
10th Floor, Suite 10A
Sheikh Zayed Road
P.O. Box 31145
Dubai, United Arab Emirates

[Name of dissenting shareholder]

[Address]

27 February 2002

Dear Sir/Madam

Notice of compulsory acquisition of your shares in Aramex International Limited (the "Company") pursuant to Section 102 of the Companies Act 1981 (Bermuda) ("Section 102").

We attach:-

1. A copy of Section 102 for your information.
2. Notice pursuant to Section 102.
3. Request for Payment and Instructions thereto.
4. Substitute Form W-9 and Guidelines thereto.
5. Form W-8BEN and Guidelines thereto.

Background

On 10 January 2002 Rasmala Distribution (Bermuda) Limited (the "Purchaser"), among others, filed an offer to purchase all of the outstanding shares of the Company at a price of US$12.00 per share, in cash, without interest thereon and less any required withholding taxes (the "Offer") under cover of Schedule TO/13E-3, as amended and restated under cover of an amendment to the Schedule TO/13E-3 filed on 29 January 2002, and as supplemented by a final amendment filed under Schedule TO/13E-3 with the United States Securities and Exchange Commission. The board of directors of the Company, based in part on the recommendation of a special committee of the board of directors which was formed to evaluate the fairness of the Offer to the unaffiliated shareholders of the Company, unanimously approved the Offer and determined that the Offer was advisable and fair to, and in the best interests of, the unaffiliated shareholders of the Company and recommended that the unaffiliated shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

The Offer expired at 12:00 midnight, New York City time on Thursday, 7 February 2002. As of the expiration time, approximately 4,998,659 shares of the Company, representing approximately 96.48% of the outstanding common shares of the Company on a fully diluted basis, had been validly tendered and not withdrawn, which such shares have been accepted and paid for by the Purchaser.

You are (or represent) one of the minority shareholders who did not validly tender and not withdraw his shares pursuant to the Offer (the "Dissenting Shareholders"). You are hereby notified that the Purchaser intends to acquire the shares of the Dissenting Shareholders in the Company pursuant to the exercise of its right of compulsory acquisition of shares in the Company, pursuant to Section 102 and on the terms of the attached notice.

The Purchaser will pay US$12.00 in cash, without interest thereon and less any required withholding taxes, per share of the Company owned by you, which is the same amount received by the shareholders who tendered in the Offer.

The Consideration (as defined in the attached notice) paid to the Company by the Purchaser in accordance with the attached notice will be paid into a separate bank account and held on trust on your behalf. In order to receive the payment due to you for your shares, you should deliver the following documents to American Stock Transfer & Trust Company, the paying agent in connection with the compulsory acquisition: (1) the certificate(s) representing your common shares, (2) the attached Request for Payment properly completed and duly executed, with any required signature guarantees, (3) a substitute Form W-9 or W-8BEN, as appropriate, and (4) any other documents as required by the Instructions for the Request for Payment. Payment for such common shares will be made upon receipt of such documents and will not be made until after 6 April 2002 as stated in the attached notice pursuant to Section 102.

For the avoidance of doubt the attached notice will be considered to have been given seven days after it was put in the post.

If you have any questions regarding this letter or its enclosures, you should seek independent legal advice.

Yours faithfully,

Rasmala Distribution (Bermuda) Limited

§102 Power to acquire shares of shareholders dissenting from scheme or contract approved by majority

102 (1) Where a scheme or contract involving the transfer of shares or any class of shares in a company (in this section referred to as "the subject company") to another company, whether a company within the meaning of this Act or not (in this section referred to as "the transferee company"), has, within four months after the making of the offer in that behalf by the transferee company been approved by the holders of not less than nine-tenths in value of the shares whose transfer is involved, other than shares already held at the date of the offer by, or by a nominee for, the transferee company or its subsidiary, the transferee company may, at any time within two months beginning with the date on which such approval is obtained, give notice to any dissenting shareholder that it desires to acquire his shares, and when such a notice is given the transferee company shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given the Court thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms on which, under the scheme or contract, the shares of the approving shareholders are to be transferred to the transferee company:

Provided that where shares in the subject company of the same class or classes as the shares whose transfer is involved are already held as aforesaid to a value greater than one-tenth of the aggregate of their value and that of the shares, other than those already held as aforesaid, whose transfer is involved, the foregoing provisions of this subsection shall not apply unless—

(a) the transferee company offers the same terms to all holders of the shares, other than those already held as aforesaid, whose transfer is involved, or, where those shares include shares of different classes, of each class of them; and

(b) the holders who approve the scheme or contract, besides holding not less than nine-tenths in value of the shares, other than those already held as aforesaid, whose transfer is involved, are not less than three-fourths in number of the holders of those shares.

(2) Where, in pursuance of any such scheme or contract as aforesaid, shares in a company are transferred to another company or its nominee, and those shares together with any other shares in the first-mentioned company held by, or by a nominee for, the transferee company or its subsidiary at the date of the transfer comprise or include nine-tenths in value of the shares in the first-mentioned company or of any class of those shares, then—

(a) the transferee company shall within one month from the date of the transfer, unless on a previous transfer in pursuance of the scheme or contract it has already complied with this requirement, give notice of that fact to the holders of the remaining shares or of the remaining shares of that class, as the case may be, who have not assented to the scheme or contract; and

(b) any such holder may within three months from the giving of the notice to him, himself give notice requiring the transferee company to acquire the shares in question,

and where a shareholder gives notice under paragraph (b) with respect to any shares, the transferee company shall be entitled and bound to acquire those shares on the terms on which under the scheme or contract the shares of the approving shareholders were transferred to it, or on such other terms as may be agreed or as the Court on the application of either the transferee company or the shareholder thinks fit to order.

(3) Where a notice has been given by the transferee company under subsection (1) and the Court has not, on an application made by the dissenting shareholder, ordered to the contrary, the transferee company shall, on the expiration of one month from the date on which the notice has been given, or, if an application to the Court by the dissenting shareholder is then pending, after that application has been disposed of, transmit a copy of the notice to the subject company together with an instrument of transfer executed on behalf of the shareholder by any person appointed by the transferee company and on its own behalf by the transferee company, and pay or transfer to the subject company the amount or other consideration representing the price payable by the transferee company for the shares which by virtue of this section that company is entitled to acquire, the subject company shall thereupon register the transferee company as the holder of those shares.

(4) Any sums received by the subject company under this section shall be paid into a separate bank account, and any such sums and any other consideration so received shall be held by that company on trust for the several persons entitled to the shares in respect of which the said sums or other consideration were respectively received.

(5) In this section "dissenting shareholder" includes a shareholder who has not assented to the scheme or contract and any shareholder who has failed or refused to transfer his shares to the transferee company in accordance with the scheme or contract.

Section 102 Companies Act 1981

102(1)

Please complete legibly, preferably in black type, or bold block lettering

Notice to dissenting shareholders

Pursuant to Section 102(1) of the Companies Act 1981

*Name(s) and address(es) of dissenting shareholder(s)

To* ....

....

....

An offer to purchase all of the outstanding common shares of the Company (the "Offer") was made under cover of Schedule TO/13E-3 as required by the United States Securities Exchange Act of 1934 on 10 January 2002, amended and restated as filed under cover of an amendment to the Schedule TO/13E-3 dated 29 January 2002, and as supplemented by a final amendment filed under cover of Schedule TO/13E-3 dated 8 February 2002 by

Rasmala Distribution (Bermuda) Limited the "Purchaser"

For US$12.00 per common share, in cash without interest thereon and less any required withholding taxes, of

Insert description of class or classes of shares to which offer relates

Aramex International Limited the "Company"

The Offer has, within 4 months after the making of the Offer, been approved by the holders of not less than nine-tenths in value of the shares of the Company to which the Offer relates. The Purchaser gives notice that it now intends to exercise its right under Section 102 of the Companies Act 1981 to acquire shares held by you in the Company.

Insert terms of offer

The terms of the Offer are to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices less than US$12.00 per share under the Company's stock option plan) of the Company at a price of US$12.00 per share, in cash, without interest thereon and less any required withholding taxes (the "Consideration").

The Purchaser will acquire your shares for the consideration of $12.00 per share in cash, without interest thereon and less any required withholding taxes, on the later of (i) 7 April 2002 being the expiration of one month from the date on which this notice has been given and (ii) the date on which a Court application made by you, as referred to below, has been disposed of (the "Acquisition Date"), provided that the Court has not ordered to the contrary.

You do not have to take any action to effect this acquisition. On the Acquisition Date the Purchaser will transmit a copy of this notice to the Company together with an instrument of transfer executed on your behalf by a person appointed by the Purchaser and will pay the Consideration to the Company. The Company will then register the Purchaser as the holder of your shares. To receive the payment due to you for your shares, you should follow the Instructions for Request for Payment.

NOTE: You are entitled under Section 102(1) of the Companies Act 1981 to make application to the Bermuda Supreme Court until 6 April, 2002 for an order that the Purchaser shall not be entitled and bound to acquire your shares on the terms of the Offer. If you are contemplating such an action you may wish to seek independent legal advice.

INSTRUCTIONS FOR REQUEST FOR PAYMENT

Capitalized terms used herein and not otherwise defined shall have the meanings set out in the Section 102 compulsory acquisition notice enclosed with these instructions (the "Notice").

1. *Guarantee of Signatures.* All signatures on this Request for Payment must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution" as such term is used in Rule 17Ad-15 under the Securities Exchange Act of 1934 (each such institution, an "Eligible Institution"), **unless** (1) the Request for Payment is signed by the person(s) who, immediately prior to the Acquisition Date, was (were) the registered owner(s) (the "Registered Owner(s)") of the common shares which are the subject of the Notice (the "Shares") and the Registered Owner(s) has (have) completed neither the box entitled "Special Payment Instructions" nor the box entitled "Special Delivery Instructions" included herein or (2) the Shares were for the account of an Eligible Institution.

2. *Delivery of Request for Payment and Certificates.* The Request for Payment, properly completed and duly executed, together with the share certificate(s) for the Shares (the "Certificate(s)") should be delivered to the address set forth below. A return envelope addressed to American Stock Transfer & Trust Company ("AST") is enclosed for your convenience.

THE METHOD OF DELIVERY OF CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE OWNER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED.

3. *Inadequate Space.* If the space provided on the Request for Payment is inadequate, the certificate numbers and the number of Shares should be listed on a separate schedule to be attached thereto.

4. *Signatures of Request for Payment.*

If the Shares were registered in the name of two or more joint owners, all such owners must sign the Request for Payment.

If the Request for Payment is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to AST of their authority to do so must be submitted.

5. *Stock Transfer Taxes.* If payment for the Shares is to be made to any person other than the Registered Owner, or if Shares were registered in the name of any person other than the person(s) signing the Request for Payment, the amount of any stock transfer taxes (whether imposed on the Registered Owner or such person) payable as a result of the payment to such person will be deducted from the payment for such Shares if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Certificates listed in the Request for Payment.

6. *Special Payment, and Delivery Instructions.* Indicate the name and address to which payment for the Shares is to be sent if different from the name and address of the person(s) signing the Request for Payment.

7. *U.S. Backup Withholding.* In order to avoid backup withholding of U.S. federal income tax on payments received hereunder, the Registered Owner must either (1) provide the depositary with his or her correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 provided with this Request for Payment and certify, under penalties of perjury, that such number is correct and that he or she is not subject to backup withholding or (2) establish another basis for exemption from withholding. If the correct TIN is not provided, a $50 penalty may be imposed by the United States Internal Revenue Service ("IRS") and payments made pursuant to the Notice may be subject to backup withholding. If backup withholding applies or if the Registered Owner fails to provide the required information, the depositary is required to withhold, at a rate of 30 percent, a portion of any payment made pursuant to the Notice. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of such tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the IRS.

The box in part 1 of Substitute Form W-9 should be checked if the Registered Owner has not been issued a TIN and has either applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 1 of the Substitute Form W-9 is checked, the Registered Owner should also sign the attached Certification of Awaiting

Taxpayer Identification Number. If the depositary is not provided with a TIN within 60 days thereafter, the depositary will withhold at a rate of 30 percent, a portion of all payments made to the Registered Owner until a TIN is provided to the depositary.

For additional guidance, see enclosed *Guidelines for Certification of Taxpayer Identification Number on* Substitute Form W-9.

Exempt persons (including, among others, corporations and some non-U.S. individuals) are generally not subject to backup withholding. To prevent backup withholding, a non-U.S. Registered Owner must certify, under penalties of perjury, that it is not a U.S. person and provide certain other information on a properly executed Form W-8BEN, a copy of which is included herein. If the Registered Owner held Shares through a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and that held the Shares in such capacity, then such financial institution must certify, under penalties of perjury, that such statement has been received from the Registered Owner by it and furnish the payer with a copy thereof. If a non-U.S. Registered Owner held the Shares through certain other foreign intermediaries or partnerships, then the Registered Owner may be required to provide a Form W-8BEN to such foreign intermediary or partnership, and the foreign intermediary or partnership may be required to provide the depositary with a Form W-8IMY.

For additional guidance, see the enclosed Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.

Registered Owners should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

8. *Additional Copies.* Additional copies of the Request for Payment may be obtained from AST at the address listed below.

9. *Lost, Stolen or Destroyed Certificates.* Any Registered Owner who has lost Certificates should make arrangements of satisfactory indemnification and provide an affidavit of loss as required by AST.

All questions as to the validity, form and eligibility of any request for payment will be determined by AST and the Company and such determination shall be final and binding. AST and the Company reserve the right to waive any irregularities or defects in the Request for Payment. A payment will not be made until all irregularities have been cured or waived.

AMERICAN STOCK TRANSFER AND TRUST COMPANY

59 MAIDEN LANE
NEW YORK NEW YORK 10038 (718) 921-8200

DELIVERED BY MAIL TO:
AMERICAN STOCK TRANSFER
AND TRUST COMPANY
59 MAIDEN LANE
NEW YORK, NY 10038

AMERICAN STOCK TRANSFER AND TRUST COMPANY

DELIVERED IN PERSON TO:
AMERICAN STOCK TRANSFER
AND TRUST COMPANY
59 MAIDEN LANE
NEW YORK, NY 10038

REQUEST FOR PAYMENT

	ACCOUNT NUMBER	
	NUMBER OF SHARES	CUSIP NUMBER

LIST ALL CERTIFICATES SUBMITTED

CERTIFICATE NUMBER	SHARES	CERTIFICATE NUMBER	SHARES

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY, SIGN ON THE REVERSE SIDE AND COMPLETE THE SUBSTITUTE FORM W-9 OR W-8BEN INCLUDED HEREIN.

REGISTRATION

IF CHECKS ARE TO BE ISSUED IN A NAME OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM OR ARE TO BE SENT TO AN ADDRESS OTHER THAN THAT SHOWN AT THE TOP OF THIS FORM, PLEASE CHECK THE BOX AT THE RIGHT AND COMPLETE THE INFORMATION ON THE REVERSE SIDE OF THIS FORM. ☐

LOST CERTIFICATES

IF YOUR CERTIFICATES HAVE BEEN EITHER LOST OR DESTROYED, PLEASE GIVE WRITTEN NOTIFICATION TO AMERICAN STOCK TRANSFER AND TRUST COMPANY, 59 MAIDEN LANE, NEW YORK, NY 10038, ATTENTION: LOST SECURITIES DEPT.

SPECIAL PAYMENT INSTRUCTIONS (SEE INSTRUCTIONS)	SPECIAL DELIVERY INSTRUCTIONS (SEE INSTRUCTIONS)
To be completed ONLY if check(s) are to be issued in the name of someone other than the Registered Owner(s)	**To be completed ONLY if check(s) are to be mailed to someone other than the Registered Owner(s), or to the Registered Owner(s) at an address other than as shown on the reverse side of this form**
NAME____________________________	NAME____________________________
ADDRESS:____________________________	ADDRESS:____________________________
________________________________	________________________________
________________________________	________________________________
EMPLOYER IDENTIFICATION OR SOCIAL SECURITY NUMBER	

SIGN HERE

SIGNATURE(S) OF
REGISTERED OWNER(s) ____

____

DATED______________________

Must be signed by Registered Owner(s) exactly as name(s) appear(s) on the Certificate(s) or a security position listing or by person(s) authorized to become Registered Owner(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth the following information and see instructions.

NAME(S) ____

CAPACITY (full title)____

ADDRESS____

AREA CODE AND TELEPHONE NUMBER____

GUARANTEE OF SIGNATURE(S)
(SEE INSTRUCTIONS)

NAME OF FIRM____

ADDRESS____

____

AUTHORIZED SIGNATURE____

NAME____

AREA CODE AND TELEPHONE NUMBER ____

TO BE COMPLETED BY ALL TENDERING SHAREHOLDERS WHO ARE U.S. PERSONS ONLY

PAYER'S NAME:

SUBSTITUTE Form **W-9** **Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number ("TIN") and Certification**	PART 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number ______________ or Employer Identification Number ______________ If you are awaiting TIN, check box: ☐
	PART 2 — If you are exempt from backup withholding, please check the box: ☐	**PART 3** — Check appropriate box: ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other:

PART 4 — CERTIFICATION — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), **and**

(2) I am not subject to backup withholding because (i) I am exempt from backup withholding, (ii) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest and dividends, or (iii) the IRS has notified me that I am no longer subject to backup withholding, **and**

(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another certification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (2).

Signature: ______________________ Dated: ______________________

Name (Please Print): ______________________

Address: ______________________

City, State and Zip Code: ______________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF AT A RATE OF 30% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 1 OF THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a portion of all reportable payments made to me thereafter will be withheld, at a rate of 30%, until I provide a taxpayer identification number.

Signature: ______________________ Dated: ______________________, 2002

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 (FOR U.S. PERSONS ONLY)

Guidelines for Determining the Proper Identification Number for the Payee (You) to give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The tables below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:	Give the SOCIAL SECURITY number of:
1. An individual's name	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. Revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
4. b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship	The owner(3)

For this type of account:	Give the EMPLOYER IDENTIFICATION number of:
1. Sole proprietorship	The owner(3)
2. A valid trust, estate, or pension trust	The legal entity(4)
3. Corporate Account	The corporation
4. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
5. Partnership account held in the name of the business	The partnership
6. A broker or registered nominee	The broker or nominee
7. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) First list the individuals and then circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name. You may use either your social security number or your employer identification number (if you have one).

(4) First list any valid trust, estate, or pension trust and then circle the name of the legal trust, estate, or pension trust. Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
(PAGE 2)

Obtaining a Number

If you don't have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

PAYEES SPECIFICALLY EXEMPTED FROM WITHHOLDING INCLUDE THE FOLLOWING:

- An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any of the foregoing.
- An international organization or any agency or instrumentality thereof.
- A foreign government and any political subdivision, agency or instrumentality thereof.

PAYEES THAT MAY BE EXEMPT FROM BACKUP WITHHOLDING INCLUDE THE FOLLOWING:

- A corporation.
- A financial institution.
- A dealer of securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A real estate investment trust.
- A common trust fund operated by a bank under Section 584(a).
- *An entity registered at all times during the tax year under the* Investment Company Act of 1940.
- A middleman known in the investment community as a nominee or who is listed in the most recent publication of the American Society of Corporate Secretaries, Inc. Nominee List.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A foreign central bank.

PAYMENTS OF DIVIDENDS AND PATRONAGE DIVIDENDS NOT GENERALLY SUBJECT TO BACKUP WITHHOLDING INCLUDE THE FOLLOWING:

- Payments to nonresident aliens subject to withholding under Section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) payments made by an ESOP.

CERTAIN PAYMENTS, OTHER THAN PAYMENTS OF INTEREST, DIVIDENDS, AND PATRONAGE DIVIDENDS, THAT ARE EXEMPT FROM INFORMATION REPORTING ARE ALSO EXEMPT FROM BACKUP WITHHOLDING. FOR DETAILS, SEE SECTIONS 6041, 6041A, 6042, 6044, 6045, 6049, 6050A AND 6050N AND THE REGULATIONS THEREUNDER.

EXEMPT PAYEES SHOULD COMPLETE A SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, COMPLETE PARTS 2, 3, AND 4 OF THE FORM (IF APPLICABLE), SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE. Section 6019 requires you to provide your correct taxpayer identification number to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does nor furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) *FAILURE TO FURNISH TAXPAYER IDENTIFICATION* NUMBER. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not *willful neglect.*

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject *you to criminal penalties including fines and/or imprisonment.*

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Form **W-8BEN** (Rev. December 2000) Department of the Treasury Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

OMB No. 1545-1621

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

Do not use this form for:	Instead, use Form:
• A U.S. citizen or other U.S. person, including a resident alien individual	W-9
• A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

• A person acting as an intermediary	W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate. — *Country (do not abbreviate)*

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate. — Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of Section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable — see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income): ....

Explain the reasons the beneficial owner meets the terms of the treaty article: ....

....

Part III Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
- The beneficial owner is not a U.S. person,
- The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ .... Signature of beneficial owner (or individual authorized to sign for beneficial owner) .... Date (MM-DD-YYYY) .... Capacity in which acting

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN

General Instructions

NOTE: For definitions of terms used throughout these instructions, see DEFINITIONS Section under these guidelines.

Purpose of Form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

- Interest (including certain original issue discount (OID));
- Dividends;
- Rents;
- Royalties;
- Premiums;
- Annuities;
- Compensation for, or in expectation of, services performed;
- Substitute payments in a securities lending transaction; or
- Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

If you receive certain types of income, you must provide Form W-8BEN to:

- Establish that you are a foreign person;
- Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided; and
- If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding at a 30% rate, including for certain types of income that are not subject to foreign-person withholding. Such income includes:

- Broker proceeds.
- Short-term (183 days or less) original issue discount (OID).
- Bank deposit interest.
- Foreign source interest, dividends, rents, or royalties.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate.

Who Must File. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

DO NOT use *Form W-8BEN if:*

- You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use FORM W-9, Request for Taxpayer Identification Number and Certification.
- You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.
- You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide FORM 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or FORM W-4, Employee's Withholding Allowance Certificate.
- You are receiving income that is effectively connected with the conduct of a trade or business in the United States. Instead, provide FORM W-8ECI, Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See CHANGE IN CIRCUMSTANCES below.
- You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide FORM W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (e.g., income from commercial activities).
- You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide FORM W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
- You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
- You are a withholding foreign partnership or a withholding foreign trust. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficiary's, or owner's distributive

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN — (continued)

share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.

- You are acting as an intermediary (i.e., acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

Giving Form W-8BEN to the Withholding Agent. DO NOT send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment or who credits your account. Give Form W-8BEN to the person requesting it before the payment is made to you or credited to your account. If you do not provide this form, the withholding agent may have to withhold at a 30% rate. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income.

Generally, a separate Form W-8BEN must be given to each withholding agent.

NOTE: If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in Circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you MUST file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident after you submit Form W-8BEN, you are no longer subject to the 30% foreign-person withholding rate. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2001, remains valid through December 31, 2004. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See SPECIFIC INSTRUCTIONS, LINE 6 for circumstances under which you MUST provide a U.S. TIN.

Definitions

Beneficial Owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (i.e., a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficiaries of a foreign grantor trust (i.e., a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (i.e., a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

The beneficial owner of income paid to a foreign estate is the estate itself.

NOTE: A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% foreign-person withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9.

Foreign Person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident Alien Individual. Any individual who is not a citizen or resident of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See PUB. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

NOTE: Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (e.g., filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN — (continued)

Flow-Through Entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

Hybrid Entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See LINE 9C.

Reverse Hybrid Entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See LINE 9C.

Fiscally Transparent Entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded Entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

Amounts Subject to Withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

Withholding Agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

SPECIFIC INSTRUCTIONS

NOTE: A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which NO treaty benefit is being claimed.

PART I

LINE 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on LINE 8 (reference number) of Part I of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

LINE 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

LINE 3. Check the ONE box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (e.g., corporation, partnership, trust, estate, etc.) under U.S. tax principles. DO NOT check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you MUST check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.

Caution: Only entities that are tax-exempt under section 501 should check the "Tax-exempt organizations" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

LINE 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. DO NOT show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

LINE 5. Enter your mailing address only if it is different from the address you show on LINE 4.

LINE 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get FORM SS-5 from a Social Security Administration (SSA) office. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). TO APPLY FOR AN ITIN, file FORM W-7 with the IRS. It usually takes about 30 days to get an ITIN.

If you are not an individual (e.g., a foreign estate or trust), or you are an individual who is an employer or who is engaged in a U.S. trade or business as a sole proprietor, use FORM SS-4, Application for Employer Identification Number, to obtain an EIN. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter YOUR EIN.

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN — (continued)

You MUST provide a U.S. taxpayer identification number (TIN) if you are:

1. Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans, or
2. A foreign grantor trust with 5 or fewer grantors, or
3. Claiming benefits under an income tax treaty.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

- Dividends and interest from stocks and debt obligations that are actively traded;
- Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
- Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
- Income related to loans of any of the above securities.

NOTE: You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

LINE 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

LINE 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use LINE 8 for a referencing number or code that will make the association clear. A beneficial owner may use LINE 8 to include the number of the account for which he or she is providing the form.

PART II

LINE 9A. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

LINE 9B. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed under LINE 6 above applies.

LINE 9C. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it (1) derives the item of income for which the treaty benefit is claimed and (2) meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if (1) the interest holder is not fiscally transparent in its jurisdiction with respect to the item of income and (2) the entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

NOTE: An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS Web Site at www.irs.gov/ind_info/treaties.html.

NOTE: If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a "limitation on benefits" provision.

LINE 9D.

If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation, or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if one or more of the following applies:

- It meets a 50% ownership and base erosion test.
- It is primarily and regularly traded on an established securities market in its country of residence or the United States.
- It carries on an active trade or business in its country of residence.
- It gets a ruling from the IRS that it is a qualified resident.

See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

Caution: *If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, DO NOT check box 9d. Instead, check box 9c.*

LINE 9E. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year exceeds $500,000. Additionally, you must file

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN — (continued)

FORM 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

LINE 10. This line must be used ONLY if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in LINES 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See SCHOLARSHIP AND FELLOWSHIP GRANTS below for more information.

Additional examples of persons who should complete this line are:

1. Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
2. Persons claiming an exemption under a personal services article that contains a monetary threshold.
3. Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
4. Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Scholarship and Fellowship Grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives scholarship or fellowship grant income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. NO FORM W-8BEN IS REQUIRED UNLESS A TREATY BENEFIT IS BEING CLAIMED. A nonresident alien student or researcher who receives compensation for personal services should use Form 8233 to claim any benefits of a tax treaty that apply to such compensation if the compensation is included in, or is in addition to, the individual's scholarship or fellowship grant income.

NOTE: If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income FROM THE SAME WITHHOLDING AGENT, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of BOTH types of income.

Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on income from a scholarship or fellowship grant. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for scholarship or fellowship grant income even after the recipient has otherwise become a U.S. resident alien for tax purposes. Thus, a student or researcher may continue to use Form W-8BEN to claim a tax treaty benefit if the withholding agent has otherwise indicated an intention to withhold on a scholarship or fellowship grant.

EXAMPLE. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S. — China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States.

Completing Lines 4 and 9A. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on LINE 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on LINE 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing Line 10. You must complete LINE 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty. You must identify the applicable treaty article.

Additionally, if you are a U.S. resident alien and are relying on an exception contained in the saving clause of a tax treaty to claim exemption from taxation on your scholarship or fellowship income, you must specify the article number (or location) in the tax treaty that contains the saving clause and its exceptions.

PART III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

PART IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. FORM 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker Transactions or Barter Exchanges. Income from transactions with a broker, or barter exchanges, is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which: (1) you are a nonresident alien individual or a foreign corporation, partnership, estate, or trust; (2) you are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and (3) you are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

GUIDELINES FOR CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR UNITED STATES TAX WITHHOLDING ON FORM W-8BEN — (continued)

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: RECORDKEEPING, 5 hr., 58 min.; LEARNING ABOUT THE LAW OR THE FORM, 3 hr., 46 min.; PREPARING AND SENDING THE FORM TO IRS, 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can write to the Tax Forms Committee, Western Area Distribution Center, Rancho Cordova, CA 95743-0001. DO NOT send Form W-8BEN to this office. Instead, give it to your withholding agent.